Exhibit 10.13

SUMMARY OF COMPENSATION AGREEMENT

BETWEEN VICOR CORPORATION AND ANDREW D’AMICO

The following is a description of the compensation agreement between Vicor Corporation (the “Company”) and Andrew D’Amico, provided pursuant to Item 601(b)(10)(iii)(A) of Regulation S-K promulgated by the Securities and Exchange Commission, which requires a written description of a compensatory agreement when no formal document exists.

Mr. D’Amico has served in the role of general counsel for the Company for intellectual property matters since January 2006. Pursuant to an informal compensation agreement between the Company and Mr. D’Amico (the “Agreement”), in exchange for his services as general counsel, the Company has agreed to pay Mr. D’Amico a fee of $30,000 per month, as well as reimbursement of expenses incurred in connection with his provision of services to the Company. Also pursuant to the Agreement, Mr. D’Amico is entitled to an incentive fee equal to 3% of the royalties received by the Company pursuant to certain license agreements negotiated by Mr. D’Amico on behalf of the Company. The aggregate amount of such incentive fees is limited to $1,000,000, although this amount may be increased by mutual agreement in certain circumstances, including the negotiation of additional license agreements by Mr. D’Amico. As of December 31, 2020, the amount of such incentive fees payable to Mr. D’Amico is immaterial. The Company expects to continue the Agreement, under the same terms and conditions, for the remainder of 2021.

Mr. D’Amico also serves as a non-employee director of the Company and, as such, he is eligible to participate in, and receive cash and equity compensation in accordance with, the Company’s standard non-employee director compensation programs.